UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Stone Arcade Acquisition Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

861575 10 8
(CUSIP Number)

December 5, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 861575 10 8		Page 2 of 8 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Master I.R.S. ID No. 98-0466159
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -1,464,000-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.		Percent of Class Represented by Amount in Row (9) 5.86%
12.		Type of Reporting Person (See Instructions) OO

CUSIP No. 861575 10 8		Page 3 of 8 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard A. Rubin
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -1,464,000-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -1,464,000-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -1,464,000-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.		Percent of Class Represented by Amount in Row (9) 5.86%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 861575 10 8		Page 4 of 8 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Management, LLC I.R.S. ID No. 13-4092634
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -1,464,000-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.		Percent of Class Represented by Amount in Row (9) 5.86%
12.		Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer:

Stone Arcade Acquisition Corporation

(b)	Address of Issuer’s Principal Executive Offices:

c/o Stone-Kaplan Investments, LLC
One Northfield Plaza, Suite 480
Northfield, IL 60093

Item 2.

(a)	Name of Person Filing:

This schedule 13G is being jointly filed by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (collectively the "Reporting Persons") with respect to shares of Common Stock of Stone Arcade Acquisition Corporation which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

(b)	Address of Principal Business Office, or if none, Residence:

The principal place of business for Richard A. Rubin and Hawkeye Capital Management, LLC is 800 Third Avenue, 10th Floor, New York, New York, 10022.

The principal place of business for Hawkeye Capital Master is P.O. Box 897GT, One Capital Place, Georgetown, Grand Cayman, Cayman Islands.

(c)	Citizenship:

Richard A. Rubin is a citizen of the United States.
Hawkeye Capital Management, LLC was organized in the United States.
Hawkeye Capital Master was organized in the Cayman Islands.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

861575 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Based upon the Issuer's quarterly report on form 10-Q filed on November 13, 2006, there were 25,000,000 Shares outstanding as of November 13, 2006. Therefore, Hawkeye Capital Master owns approximately 5.86% of the outstanding shares. Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 1,464,000 shares of Stone Arcade Acquisition Corporation Common Stock which may be deemed to be beneficially owned by each Reporting Person and as to which Richard A. Rubin has sole voting power and dispositive power in his role as manager of Hawkeye Capital Management, LLC, the manager of Hawkeye Capital Master.

A.	Hawkeye Capital Master
(a)	Amount beneficially owned: -1,464,000-
(b)	Percent of class: 5.86%
(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

B.	Richard A. Rubin
(a)	Amount beneficially owned: -1,464,000-
(b)	Percent of class: 5.86%
(c)	(i) Sole power to vote or direct the vote: -1,464,000-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -1,464,000-

(iv) Shared power to dispose or direct the disposition: -0-

C.	Hawkeye Capital Management, LLC.
(a)	Amount beneficially owned: -1,464,000-
(b)	Percent of class: 5.86%
(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

Hawkeye Capital Master
By:	/s/ Richard A. Rubin
Richard A. Rubin
Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

Richard A. Rubin
By:	/s/ Richard A. Rubin
Richard A. Rubin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

Hawkeye Capital Management, LLC

By:	/s/ Richard A. Rubin
Richard A. Rubin
Manager

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, $0.0001 par value per share, of Stone Arcade Acquisition Corporation, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 15th day of December, 2006.

/s/ Richard A. Rubin

Richard A. Rubin

/s/ Richard A. Rubin

Hawkeye Capital Management, LLC

by Richard A. Rubin, Manager

/s/ Richard A. Rubin

Hawkeye Capital Master

by Richard A. Rubin,

Manager of Hawkeye Capital Management, LLC,

Manager of Hawkeye Capital Master